Exhibit 21.1

Subsidiaries of Inotek Pharmaceuticals Corporation

	Subsidiary	Jurisdiction of Incorporation	Inotek Ownership
1.	Inotek Securities Corporation	Massachusetts	100%
2.	Inotek Ltd.	Bermuda	100%